FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT  NO.          DESCRIPTION

99.1                            Press Release dated September 8, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: September 8, 2008	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

NEWS RELEASE

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE September 8, 2008	TSX: CSM, CSM.WT AMEX: SMC

CENTRAL SUN OPERATIONS UPDATE: OROSI MILL PROJECT
ADVANCING WELL AND RECOVERY IMPROVES AT LIMON MINE

Central Sun Mining Inc. (“Central Sun” or the “Company”) is pleased to provide the following update on its Orosi Mine Mill project and the Limon Mine. The Company continues to make steady progress that will position Central Sun as an emerging gold producer with expected annual production at a rate of 125,000 ounces per year once the Orosi Mine returns to production.

For additional information, visit our website www.centralsun.ca for up-to-date pictures and highlights of these developments.

Orosi Mine Mill Project

Highlights

▪	Permit granted for construction of main transmission line
▪	Permit received to connect to national grid
▪	Central Sun receives designation as large power consumer
▪	All land purchases completed for transmission line right-of-way
▪	Concrete work 45% complete
▪	ADR Plant refurbishing 70% complete
▪	Tailing Dam construction 20% complete
▪	Community improvement initiatives started in nearby town of La Libertad

“The operations team has done an exceptional job of advancing the construction and development of the Orosi Mill Project to ensure that the project is completed and the mine is returned to production. In addition, the team has continued to work closely with the local

“The operations team has done an exceptional job of advancing the construction and development of the Orosi Mill Project to ensure that the project is completed and the mine is returned to production. In addition, the team has continued to work closely with the local community and the Nicaraguan Governmental agencies” commented Peter Tagliamonte, President and CEO.

Central Sun is currently converting the Orosi Mine from a heap leach operation to a conventional milling operation. Based on extensive metallurgical testing, once the conversion is complete recoveries are anticipated to increase from 38% previously achieved from heap leaching to over 90% with the new conventional mill. Production is expected to start in the first quarter of 2009 at a rate of approximately 85,000 ounces of gold per year. A positive feasibility study was completed in May 2008 by Scott Wilson from Roscoe Postle Associates Inc. (“Scott Wilson”). Proven and probable mineral reserves are estimated by Scott Wilson at 11.0 million tonnes at 1.44 grams of gold per tonne containing 510,000 ounces of gold (see Press Release dated May 8, 2008). The mill construction is progressing as planned, and all environmental permits required for production, including the tailings facility are in place.

The Nicaraguan Department of the Environment has granted Central Sun the necessary environmental permits for the construction of the main transmission line required to supply electrical power to the Orosi Mine. In addition, Central Sun has obtained the required permits from ENATRAL, the Nicaraguan Governmental agency responsible for electrical power transmission. These include the construction permit for the erection and construction of the power line; the permit required to connect to the national grid; and the permit recognizing Central Sun as a large power consumer, which will enable the company to negotiate more cost effective power rates.

Central Sun has also successfully completed the purchase of all the land required for the right-of-way access for the transmission line and for the main electrical/transformer substation for the Orosi Mine. The mine is located 110 kilometres east of Managua, the capital city of Nicaragua and 30 kilometres from the country’s main power grid. This purchase, in conjunction with the issuance of all the required environmental permits, allows Central Sun to move ahead with the detailed engineering required for the transmission line. Central Sun has purchased the major electrical equipment, supplies and sub-stations required to complete the transmission line. Construction activities with the selected contractor are anticipated to start in October 2008.

The construction of the mill and major facilities foundations have been progressing well, with approximately 600 personnel, employees and contractors, working on site. To date Central Sun has completed 45% of the required concrete work.

The main construction contractor is on schedule. Refurbishing of the mill’s major mechanical equipment is finished and ready for installation once the foundation concrete work is completed. The company has also finished refurbishing and upgrading of the ADR (Absorption, Desorption, and Recovery) plant and has started the electrical and instrumentation upgrade.

The tailings dam construction under the engineering guidance of Tetra Tech International is on track and progressing well with the contractor responsible for earth moving at the tailings dam meeting all of the scheduled commitments. The tailings facility is expected to be commissioned at the beginning of 2009.

The Orosi laboratory expansion is in progress with construction expected to be completed by the end of November. Commissioning is scheduled to commence as soon as the construction is complete and the new laboratory equipment is installed.

The company continues to emphasize safety and proper work standards and Central Sun is proud that the Orosi Mill project has continued to maintain an excellent safety record.

Complementing these project developments, the company has continued to maintain a good relationship with the employees and the community. Central Sun is involved in supporting many positive initiatives in the area, including the “Water for Life” project for the town of La Libertad, which includes the installation of a main water tank and a water distribution system, as well as lighting projects.

Limon Mine

Highlights

▪	On track for sales of 45,000 ounces in 2008
▪	Metallurgical recovery improved to 86% from 82% in 2007
▪	Mechanized developments started at Veta Nueva satellite deposit to provide higher grade mill field
▪	Continuous improvements in equipment availability, operations and work schedules to optimize the efficiency of the mill facility
▪	Community improvement initiatives continue in nearby town of Limon

“We are very pleased with the steady progress the operations team has been making, especially in the recovery improvements at the milling facilities. Santa Pancha production has been increasing as planned and the exploration continues to outline new mineralized zones significantly increasing the potential of Santa Pancha. The start of development at Veta Nueva will allow the Talavera mining teams to remain active and develop the potential of this area.” commented Peter Tagliamonte, President and CEO.

The Limon Mine has been operating continuously since 1941 and has produced over 3,000,000 ounces of gold. The mine is a fully mechanized underground mining operation with proven and probable reserves of 1.4 million tonnes grading 4.89 grams of gold per tonne containing 217,200 ounces of gold as of December 31, 2007. The Limon Mine has been operating and meeting expectations with gold sales remaining on track to achieve 45,000 ounces in 2008.

Recoveries at the Limon mill have increased significantly from the 82% in late 2007 to 86% currently following upgrades to mechanical installations and procedural improvements.

Central Sun is pleased to announce that mechanized development has started at the satellite Veta Nueva deposit, located 4 kilometres from the Limon mill facility. The Veta Nueva deposit will allow the Company to extract higher grade material to supplement the mill feed. Probable mineral reserves are estimated at 182,500 tonnes grading 5.71 grams gold per tonne containing 33,500 ounces of gold as of December 31, 2007 (see Annual Information Form dated March 31, 2008). There is excellent potential to expand these reserves both along strike and at depth.

Operational improvements in ventilation and modification of work schedules and shifts have increased productivity in both the underground mining operation and in the mill facilities at the Limon Mine. Costs saving initiatives have been implemented and these are expected to reduce mining costs.

The company continues to emphasize safety and proper work standards and Central Sun is proud that the Limon Mine operations have continued with an excellent safety record.

Committed to making a favourable impact on local communities, Central Sun is proud to be involved in many positive initiatives in the area. These include the transfer of 88 company homes to local families and the “Water for Life” project similar to the initiative started at La Libertad, which includes the installation of a main water tank and a water distribution system in the town of Limon. The Company is also supporting the town’s application to become a fully recognized municipality, which will benefit the town and its residents with tax revenue coming from the Limon Mine.

QUALIFIED PERSON

Graham Speirs, P. Eng., COO for Central Sun Mining, is the Qualified Person responsible for the disclosure as defined by National Instrument 43-101. The internal quality control information were reviewed and verified by Mr. Speirs. Mr. Speirs has read and approved this news release.

About Central Sun Mining Inc.

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres by road east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining Inc. is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

For further information, please contact:

Caroline Arsenault, Investor Relations

CENTRAL SUN MINING INC.

(416) 860-0919 x223; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This news release contains certain “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” under similar Canadian legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements and risk factors include, but are not limited to, statements with respect to the implementation of the Company’s strategic plan; the future financial or operating performance of the Company, its subsidiaries and its projects; the future price of gold; expectation that the Orosi Mill feasibility study will be positive; capital requirements for completion of the Orosi Mill project; successful implementation of the Orosi Mill project; the estimated Orosi Mill recovery rates; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; operating and exploration expenditures; mining or processing issues; costs and timing of the development of new deposits; costs, timing and success of future exploration; government regulation of mining operations; permitting time lines and permitting ; labour disruptions; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipates” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of the Company as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2007 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C.. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources:   The information presented uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated minera resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.